STATEMENT OF INVESTMENTS

Dreyfus Worldwide Dollar Money Market Fund, Inc.

July 31, 2008 (Unaudited)

Negotiable Bank Certificates of Deposit--31.4%	Principal Amount ($)	Value ($)
Bank of Ireland (Yankee)		
3.03%, 10/28/08	10,000,000 a	10,000,120
Bank of Scotland PLC (London)		
3.02%, 12/16/08	25,000,000	25,000,000
Barclays Bank PLC (Yankee)		
2.80%, 10/3/08	5,000,000	5,000,000
Credit Suisse		
2.86%, 8/12/08	25,000,000 b	25,000,000
DEPFA BANK PLC (Yankee)		
2.90%, 10/8/08	25,000,000 a	25,000,000
Fortis Bank (Yankee)		
2.80%, 10/3/08	5,000,000	5,000,000
Natixis (Yankee)		
3.20%, 12/29/08	10,000,000	10,000,000
Nordea Bank Finland PLC (Yankee)		
3.61%, 10/17/08	25,000,000	25,060,763
Royal Bank of Scotland PLC (Yankee)		
3.00%, 12/23/08	25,000,000	25,000,790
SunTrust Bank		
3.00%, 12/16/08	25,000,000	25,000,000
UBS AG (Yankee)		
3.02%, 8/26/08	20,000,000	20,000,000
UniCredito Italiano SpA (Yankee)		
3.20%, 1/30/09	20,000,000	20,000,000
Total Negotiable Bank Certificates of Deposit		
(cost $220,061,673)		**220,061,673**
Commercial Paper--44.9%		
Allied Irish Banks N.A. Inc.		
2.71% - 2.74%, 9/8/08 - 9/29/08	30,000,000	29,899,242
ASB Bank Ltd.		
2.95%, 8/18/08	15,000,000	14,979,387
ASB Finance Ltd.		
2.80%, 10/6/08	15,000,000 a	14,924,100
Atlantic Asset Securitization LLC		
2.74%, 9/22/08	10,000,000 a	9,961,000
Atlantis One Funding Corp.		
2.90%, 9/26/08	25,000,000 a	24,888,000
Canadian Imperial Holdings		
2.80%, 10/15/08	10,000,000	9,942,479
Cancara Asset Securitisation Ltd.		
2.90%, 8/1/08	25,000,000 a	25,000,000
CHARTA LLC		
2.96%, 8/12/08	15,000,000 a	14,986,617
Citigroup Funding Inc.		
3.06%, 12/12/08	25,000,000	24,720,977
CRC Funding LLC		

2.96%, 8/12/08	15,000,000 a	14,986,617
Gemini Securitization Corp., LLC		
2.25%, 8/1/08	30,000,000 a	30,000,000
General Electric Capital Corp.		
2.18%, 8/1/08	30,000,000	30,000,000
Skandinaviska Enskilda Banken AB		
3.04%, 10/24/08	20,000,000	19,860,467
Swedbank Inc. (ForeningsSparbanken AB)		
2.74%, 10/10/08	25,000,000	24,868,750
Wells Fargo Bank, NA		
2.43%, 8/13/08	25,000,000	24,979,750
Total Commercial Paper		
(cost $313,997,386)		**313,997,386**

Corporate Notes--10.7%

Lehman Brothers Holdings Inc.		
2.97%, 9/30/08	20,000,000 b	20,000,000
Wachovia Bank, N.A.		
2.84%, 9/24/08	25,000,000 b	24,935,422
Westpac Banking Corp.		
2.46%, 8/19/08	30,000,000 b	30,000,000
Total Corporate Notes		
(cost $74,935,422)		**74,935,422**

Promissory Note--1.4%

Goldman Sachs Group Inc.		
3.00%, 9/12/08		
(cost $10,000,000)	10,000,000 c	**10,000,000**

U.S. Government Agency--10.7%

Federal Home Loan Bank System		
2.33% - 2.36%, 8/25/08 - 8/29/08		
(cost $74,872,756)	75,000,000	**74,872,756**

Time Deposit--.9%

Branch Banking & Trust Co. (Grand Cayman)		
2.00%, 8/1/08		
(cost $6,000,000)	6,000,000	**6,000,000**
Total Investments (cost $699,867,237)	**100.0%**	699,867,237
Liabilities, Less Cash and Receivables	**(.0%)**	(135,755)
Net Assets	**100.0%**	699,731,482

a Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At July 31, 2008, these securities amounted to $169,746,454 or 24.3% of net assets.

b Variable rate security--interest rate subject to periodic change.

c This note was acquired for investment, and not with the intent to distribute or sell. Security restricted as to public resale. This security was acquired on 6/17/08 at a cost of $10,000,000. At July 31, 2008, the aggregate value of this security was $10,000,000 representing 1.4% of net assets and is valued at cost.

At July 31, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.